Exhibit 99.1

ARB IOT Group Limited Announces Closing of $5.0 Million Initial Public Offering

Kuala Lumpur, Malaysia, April 10, 2023 (GLOBE NEWSWIRE) -- ARB IOT Group Limited ("ARB" or the "Company") (NASDAQ: ARBB), a provider of complete solutions to clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment, today announced the closing of its previously announced initial public offering of 1,250,000 ordinary shares. Each ordinary share was sold at an offering price of $4.00 per ordinary share, for gross proceeds of approximately $5.0 million, before deducting underwriting discounts and offering expenses. The Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares to cover over-allotments at the initial public offering price, less underwriting discounts and commissions.

The ordinary shares began trading on The Nasdaq Capital Market on April 5, 2023, under the symbol "ARBB".

Maxim Group LLC acted as the sole book-running manager in connection with the offering.

A registration statement on Form S-1, as amended (File No. 333-267697) was filed with the Securities and Exchange Commission ("SEC"), which became effective on March 30, 2023. A final prospectus relating to the offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov. The offering was made only by means of a prospectus forming part of the effective registration statement. Electronic copies of the prospectus relating to this offering, may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. Our mission is to become a leading player in the IoT landscape in the ASEAN region. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Forward Looking Statements

This press release contains certain forward-looking statements, including those relating to the anticipated timing of completion of the offering and other statements that are predictive in nature. Forward-looking statements are based on the Company's current expectations and assumptions. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These statements may be identified by the use of forward-looking expressions, including, but not limited to, "anticipate," "believe," "continue," "estimate," "expect," "future," "intend," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the intended use of proceeds, expected date the Company's ordinary shares will begin trading, the satisfaction of customary closing conditions and the expected date of the closing of the offering. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in the Company's filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time, under the caption "Risk Factors."

Company Contact:

ARB IOT Group Limited

Investor Relations Department

Phone: +6010-947 5998

Email: contact@arbiotgroup.com